

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 12, 2017

Mahmud Haq
Chief Executive Officer
Medical Transcription Billing, Corp.
7 Clyde Road
Somerset, New Jersey 08873

> **Re: Medical Transcription Billing, Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 2, 2017**
> **File No. 333-214863**

Dear Mr. Haq:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Information provided throughout the prospectus assumes that you will receive the full offering proceeds, net placement agent fees and expenses. Given that this is a "best-efforts" offering, please revise the prospectus, including the cover page, prospectus summary, use of proceeds and capitalization sections, to show the impact of receiving proceeds at varying levels, such as 25%, 50%, 75% and 100% of the shares being sold.

Incorporation by Reference, page 53

2.   Please file a consent from Montgomery Coscia Greilich LLP to incorporate by reference the report with respect to the consolidated financial statements of MediGain, LLC and subsidiaries included in the Form 8-K filed on December 1, 2016.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: David S. Song, Esq.
        Mazzeo Song P.C.